EXHIBIT 12.1
OSI PHARMACEUTICALS, INC.
RATIO OF EARNINGS TO FIXED CHARGES (in thousands)

		Three Months
	Year Ended	Ended December
	December 31,	31,		Years Ended September 30,

	2005	2004	2004	2003	2002	2001

Net loss	$(157,322)	$(48,395)	$(260,371)	$(181,357)	$(218,479)	$(23,755)
Equity losses						243
Cumulative effect of accounting change						2,625

Net loss before cumulative effect of accounting change and equity in investee	(157,322)	(48,395)	(260,371)	(181,357)	(218,479)	(20,887)
Add:
Fixed charges	9,214	2,067	21,713	10,016	7,944	746

Net loss as adjusted	$(148,108)	$(46,328)	$(238,658)	$(171,341)	$(210,535)	$(20,141)

Fixed charges:
Interest (gross), including amortization of debt issuance costs	6,191	1,484	18,768	7,549	5,877	50
Estimated interest portion of rent	3,023	583	2,945	2,467	2,067	696

Fixed charges	9,214	2,067	21,713	10,016	7,944	746

Deficiency of earnings available to cover fixed charges	$(157,322)	$(48,395)	$(260,371)	$(181,357)	$(218,479)	$(20,887)